May 2, 2019

Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Blvd., Suite 900
Uniondale, NY 11553

       Re: Arbor Realty Trust Inc
           Form 10-K for the year ended December 31, 2018
           Filed February 15, 2019
           File No. 001-32136

Dear Mr. Elenio:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities